EXHIBIT 99.1

Alkermes Contact:
Rebecca Peterson, +1 781 609 6378

ALKERMES PLC ANNOUNCES A SECONDARY OFFERING OF 13,900,000 ORDINARY SHARES HELD BY ELAN

DUBLIN, Ireland, March 7, 2012 — Alkermes plc (NASDAQ: ALKS) (“Alkermes”) today announced that it has commenced an underwritten public offering, subject to market and other conditions, of 13,900,000 ordinary shares held by a subsidiary of Elan Corporation, plc (“Elan”), pursuant to an effective shelf registration statement. As part of the offering, Elan intends to grant the underwriters a 30-day option to purchase up to an additional 2,085,000 ordinary shares. Alkermes will not receive any proceeds from any such offering and its total number of ordinary shares outstanding will not change as a result of the offering. Citigroup, Jefferies & Company, Inc. and Morgan Stanley are acting as joint book-running managers. Berenberg Bank and Cowen & Company LLC are co-managers for the offering.

The securities described above are being offered pursuant to a registration statement declared effective by the Securities and Exchange Commission (“SEC”) on March 2, 2012.

The registration statement on Form S-1 has been filed with the SEC and is available on the SEC’s website at www.sec.gov. Copies of the preliminary prospectus supplement and the accompanying base prospectus relating to this offering may be obtained by request to any of the following: Citigroup,  Brooklyn Army Terminal, 140 58th Street, 8th Floor, Brooklyn, NY 11220, 800-831-9146 or batprospectusdept@citi.com; Jefferies & Company, Inc., Attention: Equity Syndicate Prospectus Department, 520 Madison Avenue, 12th Floor, New York, NY 10022, 877-547-6340 or Prospectus_Department@Jefferies.com; or Morgan Stanley & Co. LLC, Attn: Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014, 866-718-1649 or prospectus@morganstanley.com.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification of such securities under the securities laws of any such jurisdiction.

About Alkermes plc
Alkermes plc is a fully integrated, global biopharmaceutical company that applies its scientific expertise and proprietary technologies to develop innovative medicines that improve patient outcomes. The company has a diversified portfolio of more than 20 commercial drug products and a substantial clinical pipeline of product candidates that address central nervous system (CNS) disorders such as addiction, schizophrenia and depression. Headquartered in Dublin, Ireland, Alkermes plc has an R&D center in Waltham, Massachusetts and manufacturing facilities in Athlone, Ireland; Gainesville, Georgia; and Wilmington, Ohio. For more information, please visit Alkermes’ website at www.alkermes.com.

Note Regarding Forward-Looking Statements
Certain statements set forth above may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Although the company believes that such statements are based on reasonable assumptions within the bounds of its knowledge of its business and operations, the forward-looking statements are neither promises nor guarantees; the company’s business and the other matters discussed by such forward-looking statements are subject to significant risk and uncertainties, and there can be no assurance that actual results or events will not differ materially from its expectations.

These risks and uncertainties include the risks described in the company’s filings with the SEC, including the company’s Registration Statement on Form S-1 (commission file number 333-179550), which was declared effective by the SEC on March 2, 2012, and in other filings made by the company with the SEC and which are available at the SEC’s website at www.sec.gov. The information contained in this press release is provided by the company as of the date hereof and, except as required by law, the company disclaims any intention or responsibility for updating any forward-looking information contained in this press release.

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